VINCI

Rueil, march 03, 2004

04 MAR 18 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

04010695

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci strengthens position as world leader in cargo handling ;
- Restoration of the Hall of Mirrors at the Château of Versailles - Preliminary work starts on 1 March 2004 ;
- 2003 Financial statements.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Very truly yours,

Christian Labeyrie
Chief Financial Officer

dlw 3/18

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 842 267 830 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

11 February 2004

PRESS RELEASE

VINCI strengthens position as world leader in cargo handling

VINCI Airports has strengthened it position as world leader in cargo handling through two major agreements, one at the new Bangkok airport and the other at Frankfurt airport.

- WFS has won a cargo handling licence at Bangkok's new airport

WFS, the airport services subsidiary of VINCI Airports, in a partnership with Bangkok Airways, has been awarded one of the two cargo handling concessions[1] for the new international airport at Bangkok, which will open in 2005.

The 20-year contract will come into effect in September 2005. The scheduled investment is in the order of $28 million. For WFS, annual net sales from cargo handling at Bangkok airport is projected to be about $26 million.

- VINCI Airports has strengthened its position at Frankfurt airport

Through a 15-year leasing agreement, VINCI Airports has acquired 11,000 square metres of warehouses with ramp access and 2,400 square metres of office space at Frankfurt's international airport. VINCI Airports, which already had operations at Frankfurt, has thus strengthened its position and is expected to generate net sales of about €10 million from its cargo handling business there.

With operations at 130 airports around the world, VINCI Airports is a major player in airport management and services. The company is one of the three biggest ground handling operators in the world and is world leader in cargo handling. VINCI Airports generated net sales of €486 million in 2003.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German on the VINCI website: www.vinci.com

---

1 Mais sur son site, WFS dit qu'on lui a confié les **deux** concessions...

CHATEAU DE VERSAILLES

VINCI

GRAND MÉCÈNE
DU MINISTÈRE DE LA CULTURE ET DE LA COMMUNICATION

1 March 2004

Press Release

Restoration of the Hall of Mirrors at the Château of Versailles
Preliminary work starts on 1 March 2004

The preliminary phase of the restoration project in the Hall of Mirrors, being undertaken thanks to VINCI sponsorship, starts on 1 March 2004 with the replacement of the parquet flooring.

Between March and June 2004, the 700 sq. metres of parquet currently in place will be removed and replaced with new parquet flooring. The present parquet dates back to the 1950s and, given that it is walked on by some 3 million visitors each year, is now in very poor condition. In addition, it was not installed using the techniques traditionally employed when creating a parquet floor of this very specific type.

It has therefore been decided to manufacture an exact copy of the original, Versailles-type parquet, using new oak, and to give it a patina once it is installed to harmonise it with the parquet floors in the nearby State Apartments. This work will be done by the Ateliers Saint-Jacques, a firm specialised in fine woodwork and an associate company of Briatte.

The removal of the parquet flooring will provide an opportunity to completely overhaul the room's electrical circuits, which will be concealed beneath the new parquet flooring. SDEL Artec, a VINCI Group company, will be responsible for this work.

The scaffolding will start being installed early in May, and should be ready by the end of June. Restoration of the room's painted and sculpted decorative work will then start on 1 July 2004.

The Hall of Mirrors will remain open to the public throughout the restoration project, with every effort being made to welcome and inform visitors while at the same time safeguarding the restorers' working conditions.

Press Contacts:

VINCI

Blanche Penaud
Tél : (+33 1) 47 16 39 78
bpenaud@vinci.com

Château de Versailles

Aude Revillon d'Apreval
Tél. : (+33 1) 30 83 77 01
presse@chateauversailles.fr

Rueil Malmaison, 2 March 2004

PRESS RELEASE

2003 FINANCIAL STATEMENTS

- **Excellent results:**
    - **Net income up 13.3% to €541 million, i.e. 3% of net sales (EPS up 15.5%)**
    - **Dividend: €2.36 per share (excluding tax credit), up 31%**
    - **9% growth of operating income to €1,166 million, i.e. 6.4% of net sales**
    - **Cash flow from operations up 13 % to €1,377 million**
    - **Net financial surplus (excluding concessions) at 31 December 2003: €743 million, up €303 million year on year**
- **Sound order backlog giving good visibility for 2004**

The Board of Directors of VINCI, chaired by Antoine Zacharias, met on 2 March 2004. The board approved the 2003 financial statements, which will be submitted to the Shareholders Meeting to be held on 4 May 2004 (on second notice). It also examined the business performance of the past year and the outlook for 2004.

Net sales of €18.1 billion in 2003, a 5.5% increase at constant exchange rates. Strong growth of business in France.

VINCI generated consolidated net sales of more than €18 billion in 2003, a 4.3% increase over the previous year on a like-for-like basis (3.2% on an actual basis). At constant exchange rates and after an adjustment of about €400 million to neutralise the impact of the depreciation of the pound sterling, dollar and other currencies tied to the dollar, growth in net sales amounted to 5.5%.

The first half of the year was marked by a wait-and-see attitude in the business world due to geopolitical events and by a poor industrial climate in Europe. Despite this, VINCI companies recorded a very good performance, reflecting their firm local roots and ability to position themselves in the most buoyant segments.

In France, net sales amounted to €11 billion, up 5.4% on a like-for-like basis and almost 7% on an actual basis, the latter taking into account recent acquisitions in the airport services and energy sectors. All the business lines recorded growth in sales, with VINCI Construction posting the highest organic growth of almost 10%.

Outside France, net sales amounted to €7.1 billion, up 2.6% on a like-for-like basis (down 2% on an actual basis due to the impact of exchange rate fluctuations), representing 39% of total net

sales. Strong growth was recorded in the Central and Eastern European countries that will soon join the European Union (15% to almost €1 billion).

*Net sales by business line**

(in €millions)	2003	2002	2003/2002 change actual structure	like-for-like structure	at constant exchange rates
Concessions and services	1,895	1,851	2.4%	2.3%	6.4%
Energy	3,115	3,044	2.3%	0.6%	2.6%
Roads	5,338	5,209	2.5%	4.6%	5.1%
Construction	7,716	7,350	5.0%	6.6%	7.5%
Holding company, misc. and elimination of inter-company transactions	47	100			
Total	**18,111**	**17,554**	**3.2%**	**4.3%**	**5.5%**

* *after eliminating inter-company transactions*

Earnings

Consolidated net income amounted to €541.4 million, up more than 13% over the previous year.

Earnings per share, including the impact of share cancellations, increased 15.5% to €6.49.

The growth in net income reflects an improvement in operating income to €1,166 million, representing an increase of 9.2% compared with 2002 (10.1% at constant exchange rates), giving an operating margin of 6.4% compared with 6.1% the previous year.

All business lines contributed to this further growth in operating income.

Operating income by business line

(in € millions)	2003	Operating margin	2002	Operating margin
Concessions and services	599.8	31.7%	566.6	30.6%
Energy	129.2	4.1%	117.8	3.9%
Roads	200.8	3.8%	165.7	3.2%
Construction	221.9	2.9%	212.3	2.9%
Holding company and miscellaneous	14.3		4.9	
Total	**1,166.0**	**6.4%**	**1,067.3**	**6.1%**

Operating income less net financial expense increased 19% to €1,042 million, representing 5.8% of net sales. This includes a reduction in net financial expense due to the first dividend received from ASF.

Strong generation of cash flow from operations and strengthened financial structure

Cash flow from operations amounted to almost €1.4 billion in 2003, up 13%.
After taking into account capital expenditure of €429 million, down 6%, and a further reduction of €113 million in working capital requirement (following the €353 million reduction in 2002), free cash flow amounted to more than €1 billion, similar to the level achieved the previous year. It is divided fairly evenly between concessions and other business lines.

Growth investments in the concessions business line amounted to €526 million, up almost 30%, reflecting the increase in investments by Cofiroute (€313 million in 2003 as against €233 million in 2002), continuation of work on the Rion-Antirion bridge in Greece, and the start-up of work on the Newport bypass in Wales. The bridge and bypass are both scheduled for delivery by the end of 2004.

The €258 million in financial investments is mainly accounted for by the acquisition of additional shares in ASF, bringing VINCI's total interest to 20% for strategic purposes, and the buy-back of VINCI shares.

In total, positive cash flow of €234 million was recorded for the year, bringing VINCI's consolidated net debt to €2.26 billion at 31 December 2003.

Concessions debt, which represents more than VINCI total net debt, remained virtually flat at €3 billion, of which about 75% is financing without recourse to the parent company.

The other business lines and holding companies recorded €740 million in net cash and cash equivalents at 31 December 2003, up €303 million year on year and about €100 million more than at the end of 2001 when VINCI first acquired an interest in ASF.

The cash generated during the past two years, principally from VINCI subsidiary operations, has covered VINCI's investment in ASF and resulted in a higher level of cash and cash equivalents than before that transaction.

Parent company results and dividend

After taking into account the impact of the legal transactions required to create VINCI Concessions, net income for the parent company amounted to €2,066 million in 2003, as against €338 million in 2002.

Based on the good results achieved in 2003 and to emphasise its confidence in VINCI's outlook, **the Board of Directors decided to propose a significantly higher dividend to the Shareholders Meeting, i.e. €2.36 per share (excluding the tax credit), representing a 31% increase over the previous year.**

In addition, in line with the commitment made by Mr Zacharias to shareholders at the 2003 meeting, the board will propose that payment of the dividend be made from 11 May, one week after the Shareholders Meeting held on second notice.

Lastly, as part of the effort to sustain EPS growth, it has been decided to carry out a further reduction in capital stock of 285,000 shares, bringing the total number of shares cancelled during the past six months to 705,000, representing 0.8% of VINCI's capital stock.

Outlook for 2004

The order backlog amounted to €12.3 billion at 31 January 2004, up almost 5% year on year, representing an average of over nine months of projected business activity.

On the basis of the above and while continuing to give priority to the quality of projects and good risk control, VINCI is projecting a further increase in sales in 2004 due to organic growth and a policy of targeted acquisitions, and is aiming for a further improvement in earnings.

Notice of Shareholders Meeting

The Shareholders Meeting will take place on second notice on 4 May 2004 at 11 a.m. at the Théatre de l'Empire, Avenue de Wagram, Paris.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German
on VINCI's website: www.vinci.com

2003 RESULTS
(in € millions)

	2001	2002	2003	03/02 change
Sales	**17,172**	**17,554**	**18,111**	***+5,5%***
of which outside France	*6,571*	*7,236*	*7,112*	*(at constant exchange rates)*
Gross operating income	**1,536.4**	**1,664.0**	**1,777.9**	***+ 6.8%***
as % of net sales	***8.9%***	***9.5%***	***9.8%***	***(+8,1% at constant** exchange rates)*
Operating income	**979.8**	**1,067.3**	**1,166.0**	***+ 9.2%***
as % of net sales	***5.7%***	***6.1%***	***6.4%***	***(+10,1% at constant** exchange rates)*
Operating income less net financial expense	**850**	**875**	**1,042**	***+ 19.1%***
Net income	**453.5**	**477.8**	**541.4**	***+ 13.3%***
Earnings per share	**5.65 €**	**5.62 €**	**6.49 €**	***+ 15.5%***
Net dividend per share	**1.70 €**	**1.80 €**	**2.36 €**	***+ 31.1%***
Cash flow from operations	**1,076**	**1,219**	**1,377**	***+158***
Net capital expenditure	(473)	(455)	(429)	*+26*
Free cash flow before change in working capital requirement	**603**	**764**	**947**	***+183***
Change in working capital requirement	175	353	113	*(240)*
Free cash flow after change in working capital requirement	**778**	**1,117**	**1,060**	***(57)***
Investment in concessions growth	(637)	(407)	(526)	*(119)*
Shareholders' equity and minority interests	2,689 *(a)*	3,109	3,488	*+379*
Provisions	2,135	2,120	2,163	*+43*
Net debt, of which	**2,267**	**2,493**	**2,266**	***(227)***
concessions et services	*2,908*	*2,933*	*3,009*	*+76*
other business lines and holding companies	*(480)*	*(252)*	*(561)*	*(309)*
treasury stock	*(161) (a)*	*(188)*	*(182)*	*+6*

(a) pro forma: after reclassification of shares to be cancelled to reduce shareholders' equity (€195.5 million)

ERGEBNISSE 2003
(in Millionen Euro)

	2001	2002	2003	Veränderung 03/
Umsatz	**17 172**	**17 554**	**18 111**	***+5,5%***
davon Auslandsumsatz	*6 571*	*7 236*	*7 112*	*(bei konstanten Wechselkursen)*
Betrieblicher Rohertrag (EBITDA)	**1 536,4**	**1 664,0**	**1 777,9**	***+ 6,8%***
in % vom Umsatz	***8,9%***	***9,5%***	***9,8%***	***(+8,1% bei konstante Wechselkursen)***
Betriebsergebnis	**979,8**	**1 067,3**	**1 166,0**	***+ 9,2%***
in % vom Umsatz	***5,7%***	***6,1%***	***6,4%***	***(+10,1% bei konstante Wechselkursen)***
Ergebnis aus der gewöhnlichen Geschä	**850**	**875**	**1 042**	***+ 19,1%***
Nettoergebnis, Konzernanteil	**453,5**	**477,8**	**541,4**	***+ 13,3%***
Nettoergebnis pro Aktie	**5,65 €**	**5,62 €**	**6,49 €** (a)	***+ 15,5%***
Nettodividende pro Aktie	**1,70 €**	**1,80 €**	**2,36 €**	***+ 31,1%***
Selbstfinanzierungskraft	**1 076**	**1 219**	**1 377**	***+158***
Betriebliche Nettoinvestitionen	(473)	(455)	(429)	*+26*
Verfügbarer Cashflow vor Veränderung des Betriebskapitalbedar	**603**	**764**	**947**	***+183***
Veränderung des Betriebskapitalbedarfs	175	353	113	*(240)*
Verfügbarer Cashflow nach Veränderung des Betriebskapitalbedar	**778**	**1 117**	**1 060**	***(57)***
Investitionen zur Entwicklung der Konzessionen	(637)	(407)	(526)	*(119)*
Eigenkapital + Anteile in Fremdbesitz	2 884	3 109	3 488	*+379*
Rückstellungen für Risiken	2 135	2 120	2 163	*+43*
Nettofinanzverschuldung	**2 267**	**2 493**	**2 266**	***(227)***
Anteil Konzessionen und Dienstleistu	*2 908*	*2 933*	*3 009*	*+76*
sonstige Geschäftsbereiche und Holdi	*(480)*	*(252)*	*(561)*	*(309)*
Eigenaktien	*(161)*	*(188)*	*(182)*	*+6*